UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                       Commission File Number 0-20549

                         NOTIFICATION OF LATE FILING

(Check One)   [X] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
              [ ] Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 1998

   [ ] Transition Report on From 10-K   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F   [ ] Transition Report on From N-SAQ
   [ ] Transition Report on From 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Item 6 (for year end December 31, 1998); Item 7 and Financial Data Schedule

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  CHINA PEREGRINE FOOD CORPORATION
Former name if applicable:  N/A
Address of principal executive office (Street and number):
            11300 US Highway 1, Suite 202
            North Palm Beach, FL 33408

                                   PART II
                           RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached, if applicable.

                                  PART III
                                  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company has not received the required financial information from the two Chinese joint ventures, Green Food Peregrine Children's Food Co. Ltd. and Hangzhou Meilijian Dairy Products Co., Ltd., located in the People's Republic of China, in which the Company holds a majority equity interest, for inclusion in the Company's consolidated financial statements. We understand that this information will be furnished to the Company in a manner so that we may file an amended Form 10-KSB, including the appropriate audit report by BDO Seidman, LLP, with respect to the Company for the year ending December 31, 1998, on or before April 15, 1999. Attached as Exhibit A is a statement from BDO Seidman, LLP confirming these representations as to accounting and auditing matters.

                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Roy G. Warren              561                   625-1411
     -------------          -----------          ------------------
        (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                   [X] Yes*   [ ] No

* The Company became subject to the reporting requirements of the Securities Exchange Act of 1934 on January 6, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ] Yes    [X] No

If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       China Peregrine Food Corporation
--------------------------------------------------------------------------
                 Name of Registrant as Specified in Charter)

Has caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1999                   By /s/ Roy G. Warren
                                       -----------------------------------
                                       Roy G. Warren, President

                                  EXHIBIT A

March 30, 1999

Securities and Exchange Commission
Washington, D.C. 20549

We confirm the representations made by China Peregrine Food Corporation in
Part III of the accompanying Form 12b-25 for the year ended December 31, 1998, insofar as they relate to accounting and auditing matters.


                                       BDO Seidman, LLP